

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2024

Kevin Murphy
President & Chief Executive Officer
Ferguson Enterprises Inc.
751 Lakefront Commons
Newport News, Virginia 23606

      Re: Ferguson Enterprises Inc.
          Registration Statement on Form S-4
          Filed March 1, 2024
          File No. 333-277589

Dear Kevin Murphy:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Brian Fetterolf at 202-551-6613 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Trade & Services

cc: Asher A. Qazi